Exhibit 2.2

CSD 1001A [11/15/04]	Order Entered on February 21, 2007 By Clerk U.S. Bankruptcy Court Southern District of California
Name, Address, Telephone No. & I.D. No.
Paul J. Couchot – State Bar NO. 131934
Garrick A. Hollander – State Bar NO. 166216
WINTHROP COUCHOT PROFESSIONAL CORPORATION 660 Newport Center Drive, Suite 400 Newport Beach, CA 92660
Tele: 949-720-4100 Fax: 949-720-4111
UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF CALIFORNIA 325 West “F” Street, San Diego, California 92101-6991

In Re	BANKRUPTCY NO. SD 06-00510LA11

SeraCare Life Sciences, Inc.	Date of Hearing:
Time of Hearing:
Debtor.	Name of Judge: Louise DeCarl Adler

ORDER ON

Confirmation Of First Amended Joint Plan of Reorganization of the Debtor and The Ad Hoc

Equity Committee, As Modified

IT IS ORDERED THAT the relief sought as set forth on the continuation pages attached and numbered two (2) through     2     with exhibits, if any, for a total of     15     pages, is granted. Motion/Application Docket Entry No.     982

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DATED: February 20, 2007
/s/ Louise DeCarl Adler
Signature by the attorney constitutes a certification under Fed. R. of Bankr. P. 9011 that the relief in the order is the relief granted by the court.		Judge, United States Bankruptcy Court

Submitted by:

WINTHROP COUCHOT P.C.
(Firm name)

By:	Paul J. Couchot /s/
Attorney for ☒ Movant ☐ Respondent

CSD 1001A

This Court has separately entered its Findings of Fact and Conclusions of Law (the “Findings and Conclusions”) regarding confirmation of the First Amended Joint Plan of Reorganization of the Debtor and the Ad Hoc Committee as Modified (the “Plan”). Capitalized terms defined in the Findings and Conclusions and not otherwise defined herein are used herein with the meanings so defined. Based upon the Findings and Conclusions, and good cause appearing therefore, the Court hereby Orders that:

1. Confirmation. The Plan is hereby confirmed pursuant to Bankruptcy Code Section 1129. To the extent that the provisions of this Confirmation Order conflict with any provisions of the Plan, the provisions of this Confirmation Order shall control.

2. Objections Resolved. All Objections filed to Confirmation were resolved by modifications made to the Solicitation Plan as provided in paragraph K of the Findings of Fact and Conclusions of Law.

3. General Authorizations; Plan Modifications. Without need for further authorization or order of this Court, the Debtor or Reorganized SeraCare (as applicable) and its directors, officers, agents and attorneys are hereby authorized, and empowered, with the consent of the Ad Hoc Committee, (i) to make any and all modifications to any or all of the Plan Documents (as defined herein), provided that such modifications do not materially modify the terms of such documents subject to Section 14.3 of the Plan, and (ii) subject to the conditions set forth in the Plan, to carry out the provisions of the Plan, and to enter into, execute, deliver, file and/or perform the terms of the Plan, any technical modifications to the Plan stated on the record at the Confirmation Hearing and made part of the Plan, and (subject to Section 14.3 of the Plan) any other agreements, instruments and documents related thereto or contemplated therein (collectively, the “Plan Documents”), including, inter alia, the Reorganized SeraCare Charter and

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Signed by Judge Louise DeCarl Adler February 20,2007

Reorganized SeraCare Bylaws, and (subject to Section 14.3 of the Plan) any amendments, supplements or modifications to such Plan Documents as may be necessary or appropriate, and (subject to Section 14.3 of the Plan) to take such other steps and perform such other acts as may be necessary or appropriate to implement and effectuate the Plan, the Plan Documents or this Confirmation Order, and to satisfy all other conditions precedent to the implementation and effectiveness of the Plan and to consummate the Plan.

4. Plan Documents Approved. The form, terms and provisions of the Plan Documents are hereby approved with such modifications made prior to the Effective Date as contemplated by the Plan or this Confirmation Order. Each of the Plan Documents shall constitute a legal, valid, binding and authorized obligation of the respective parties thereto, enforceable in accordance with its terms (except as enforceability may be limited by any bankruptcy or insolvency proceeding filed by any party thereto subsequent to the date of the execution of such document).

5. Binding Effect. The provisions of this Confirmation Order and, upon the occurrence of the Effective Date, the Plan and the other Plan Documents shall be and hereby are binding on, and enforceable by and against, the Debtor, the Ad Hoc Committee, the Creditors’ Committee, Reorganized SeraCare each holder of a Claim in the Debtor, each holder of an Interest in the Debtor, and each other party in interest in the Chapter 11 Case, including their respective successors and assigns, whether or not they voted to accept the Plan.

6. Implementation of Plan. Pursuant to Section 1142(b) of the Bankruptcy Code, the intended parties to the Plan Documents contemplated thereby or to be executed pursuant to the Plan, subject to the satisfaction or due waiver of each of the conditions precedent to each of such Plan Documents, are hereby directed to execute and deliver the Plan Documents on the Effective

Signed by Judge Louise DeCarl Adler February 20,2007

Date and to take such other actions as shall be necessary to permit the Plan to take effect and be consummated. The Debtor or Reorganized SeraCare shall have the right, to the fullest extent permitted under Section 14.3 of the Plan and Bankruptcy Code Section 1142, to apply to this Court for an order (a) modifying the effect of any otherwise applicable non-bankruptcy law or (b) directing any entity to execute and deliver any instrument or to perform any other act necessary to effectuate the Plan; provided, however, that (without the consent of the affected party or parties) no such order shall modify or impair any right, title, interest, privilege or remedy expressly provided or reserved for under the Plan or this Confirmation Order.

7. Disbursements. Unless otherwise provided herein, any distributions and deliveries to be made hereunder shall be made as provided in the Plan.

8. Assumption of Executory Contracts and Unexpired Leases. All executory contracts and unexpired leases to which the Debtor is party that have not been specifically identified previously as being assumed and assigned, or rejected, shall be deemed assumed on the Effective Date.

9. Objections to Claims. Objections to Claims shall be Filed and served upon the Holders of such Claims no later than the Effective Date; provided, however, that any claim filed immediately prior to, on or after the Confirmation Hearing may be objected to at any time prior to the 60th date after the filing of such Claim. Nothing herein shall be construed to extend the Bar Date or deadlines for Filing of Cure Claims.

10. No Waiver. Neither the entry of this Confirmation Order, the execution of any of the documents required or contemplated hereunder or by the Plan, nor any other action or inaction by the Debtor, the Ad Hoc Committee, the Creditors’ Committee, Reorganized SeraCare (including, without limitation, the failure of any such Person to object to any proof of claim) shall constitute a waiver, estoppel, res judicata, release, relinquishment, abandonment or any other abrogation of any objection, defense, offset or counterclaim by such Person.

Signed by Judge Louise DeCarl Adler February 20,2007

11. Causes of Action. Pursuant to Section 1123(b)(3)(B) of the Bankruptcy Code, but subject to Section 8.4 of the Plan, as of the Effective Date (i) the Designated Derivative Shareholder shall retain all Non-Settled D&O Actions and (ii) Reorganized SeraCare shall retain all other Causes of Action that the Debtor and the Estate had or had power to assert immediately prior to the Effective Date, including Avoidance Actions. Reorganized SeraCare and the Designated Derivative Shareholder may commence or continue in any appropriate court or tribunal any suit or other proceeding for the enforcement of such respective retained Causes of Action. The Designated Derivate Shareholder shall be substituted as the plaintiff in all derivative actions that were filed prior to the Petition Date. Nothing contained in the Plan shall constitute a waiver of the rights, if any, of Reorganized SeraCare and the Designated Derivative Shareholder to a jury trial with respect to any Causes of Action or objection to any Claim or Interest.

12. Discharge. Subject to the occurrence of the Effective Date, and except for Allowed Claims that are assumed pursuant to the Plan, the entry of this Confirmation Order shall discharge all claims against the Debtor to the fullest extent provided by Bankruptcy Code Section 1141(d)(1).

13. Injunctions. Subject to the occurrence of the Effective Date, the entry of this Confirmation Order shall permanently enjoin all Persons that have held, currently hold or may hold a Claim against or an Interest in the Debtor, or with respect to any matter, arising prior to the Effective Date, from taking any of the following actions in respect of such Claim or Interest: (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action

Signed by Judge Louise DeCarl Adler February 20,2007

or other proceeding of any kind against any or all of the Debtor, Reorganized SeraCare or its respective property or assets; (b) enforcing, levying, attaching, collecting or otherwise recovering in any manner or by any means, whether directly or indirectly, any judgment, award, decree or order against the Debtor or Reorganized SeraCare or their respective property or assets; (c) creating, perfecting or enforcing in any manner, directly or indirectly, any Lien against any of the Debtor or Reorganized SeraCare or their respective property or assets; (d) asserting any setoff or right of subrogation of any kind, directly or indirectly, against any debt, liability or obligation due to the Debtor or Reorganized SeraCare or their respective property; and (e) proceeding in any manner in any place whatsoever that does not conform to or comply with or is inconsistent with the provisions of the Plan. Upon the occurrence of the Effective Date, the permanent injunctions set forth in this Confirmation Order shall take effect.

14. Revesting and Vesting. On and as of the Effective Date, pursuant to Sections 105, 363(b) and (f), 365, 1123(a)(5)(B) and (D) and (b)(4) and (6) and 1141 of the Bankruptcy Code, all of the Property of the Estate and rights of the Debtor, including all releases under the Plan in favor of the Debtor, shall become vested in Reorganized SeraCare, except for the Non-Settled D&O Actions (which shall become vested in the Designated Derivative Shareholder, subject to Section 8.4.5 of the Plan), free and clear of all Claims, Interests, and Liens of all entities, except claims of Commerce Bank and any Class 4 secured creditors whose claims are being assumed under the Plan. Upon the occurrence of the Effective Date, all liens on property of the estate are extinguished except liens of Commerce Bank and any Class 4 secured creditors whose claims are being assumed under the Plan, and Reorganized SeraCare is authorized to file UCC-3 termination statements as to any secured claims except those of Commerce Bank and any Class 4 secured creditors whose claims are being assumed under the Plan.

Signed by Judge Louise DeCarl Adler February 20,2007

15. Retention of Jurisdiction. Notwithstanding the entry of this Confirmation Order or the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction over the Chapter 11 Cases after the Effective Date to the extent provided in Article XIII of the Plan:

16. New Securities. Pursuant to Bankruptcy Code Section 1145, the issuance of the Reorganized SeraCare Stock shall be exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, and any state or local laws requiring registration of the offer or sale of a security, or registration or licensing of an issuer of, underwriter of, or broker or dealer in, a security, subject to the provisions of Section 1145(b) relating to “underwriters,” as defined therein.

17. Modifications to Solicitation Plan. The Plan is hereby modified as follows:

(a)	Definition of “Designated Derivative Shareholder.” Section 2.2.31 of the Solicitation Plan is hereby amended to read in its entirety as follows:

“Designated Derivative Shareholder” means Harbinger Capital Partners Master Fund I Ltd.

(b)	Deletion of Definition of “Estate Causes of Action.” Section 2.2.42 of the Solicitation Plan is hereby intentionally omitted, without renumbering any other sections.

(c)	Amendment of Section 7.5.1 (Treatment of Commerce Bank Claim). Section 7.5.1 of the Solicitation Plan is hereby amended to read in its entirety as follows:

Each Commerce Bank Claim shall have all obligations in respect of such Claim assumed by Reorganized SeraCare. On the Effective Date, Reorganized SeraCare shall pay Commerce Bank $39,732.76 which shall cure all defaults in respect of such Claims. The acceleration of any Commerce Bank Claim shall be deemed rescinded as of the Effective Date, pursuant to Bankruptcy Code Section 1124(2).

Signed by Judge Louise DeCarl Adler February 20,2007

(d)	Amendment of Section 8.2.1 (Identification of Directors). Section 8.2.1 of the Solicitation Plan is hereby amended to provide that the directors of Reorganized SeraCare shall be Gene Davis, Jill Tillman, Sarah Beth Murphy, Samuel Anderson and Susan Vogt. All other portions of Section 8.2.1 shall remain in effect.

(e)	New Section 8.4.8 (Settlement of Class Action Class 6B Claim). A new Section 8.4.8 is added to the Plan, reading in its entirety as follows:

8.4.8. Settlement of Class Action Class 6B Claim. On the Effective Date, the Class Action Class 6B Claim shall be reduced and allowed in the amount of $1,000,000, and such class claim shall be binding on all members of the class alleged in the proof of claim filed for the class. Distribution in respect of such claim shall be made to the client funds escrow account of counsel who filed such claim, and shall be further distributed pursuant to any orders of the district court where the Securities Class Action is pending.

(f)	New Section 8.4.9 (Settlement with Directors and Officers). A new Section 8.4.9 is added to the Plan, reading in its entirety as follows:

8.4.8. Settlement with Directors and Officers. On the Effective Date, the Settlement Agreement attached hereto (the “D&O Global Settlement) shall be deemed in full force and effect, and the directors and officers party to that settlement shall, subject to the terms of the D&O Global Settlement, shall be deemed to have timely made the election provided by Section 8.4.2.

Signed by Judge Louise DeCarl Adler February 20,2007

(g)	Amendment of Section 8.4.5(d) (Ongoing D&O Litigation). Section 8.4.5(d) of the Solicitation Plan is hereby amended to read in its entirety as follows:

The Designated Derivative Shareholder shall select counsel to pursue the Non-Settled D&O Actions, and more than one such counsel may be selected. If counsel selected is paid on a contingency basis, the fee shall not exceed payment of 33% of any recovery plus all out-of-pocket expenditures; provided, however, that the Designated Derivative Shareholder shall be empowered to negotiate a lower fee. Counsel selected shall either be: (i) one or more of the counsel who originally filed derivative actions against the directors and officers of the Debtor and/or (ii) other counsel approved after motion filed by the Designated Derivative Shareholder with the Bankruptcy Court, with notice to all parties having filed notices of appearance in the Case prior to the Effective Date.

(h)	Deletion of Confirmation Conditions. Sections 12.1.2 and 12.1.3 are hereby intentionally omitted, without renumbering any other sections.

(i)	New Conditions to Effective Date. A new Section 12.2.7 is added to the Plan, to read in its entirety as follows:

12.2.7. Either:

(a) (i) there shall be a Final Order of the Bankruptcy Court providing that the Estimated amount of the Class Action Class 6B Claim is equal to or less than $1,000,000 and (ii) there shall be a Final Order of the

Signed by Judge Louise DeCarl Adler February 20,2007

Bankruptcy Court (including any agreed orders with respect to the Electing D&O) disallowing all contingent indemnification and contribution claims that have been filed in the Case and any such Claim filed thereafter; or

(b) (i) there shall be a settlement agreement executed and delivered between the Debtor and the lead plaintiff for the Class Action Class 6B Claim in which such plaintiff agrees that such claim shall be allowed in the amount of $1,000,000, (ii) the D&O Global Settlement shall have been fully executed and delivered and (iii) the Debtor’s prior directors and officers insurance carrier shall have funded the D&O Global Settlement.

(j)	Amendment of Section 14.14 (Binding Effect). Section 14.14 of the Solicitation Plan is hereby amended to read in its entirety as follows:

The Plan shall be binding upon and inure to the benefit of the Debtor, Reorganized SeraCare, the Ad Hoc Committee, creditors (including all pre-confirmation creditors), equity interest holders, parties in interest, and all their respective successors and assigns.

18. Authorization. All actions contemplated by the Plan are hereby authorized and approved in all respects (subject to the provisions of the Plan). All such actions, and any other actions described in the Plan or this Confirmation Order that would otherwise require the consent or approval of the officers, directors or shareholders of the Debtor, shall be deemed to have been consented to or approved and shall be effective under applicable state law and the Bankruptcy Code, without any requirement of prior or further action by the officers, directors or shareholders of the Debtor.

Signed by Judge Louise DeCarl Adler February 20,2007

19. Exemption from Certain Taxes. Pursuant to Section 1146(c) of the Bankruptcy Code, (i) the issuance, transfer or exchange of any securities, instruments or documents (including the Beneficial Interests); (ii) the creation of any Lien; (iii) the making or assignment of any lease or the making or delivery of any deed or other instrument of transfer; and (iv) the vesting, assignment, conveyance, transfer or sale of any real property of any of the Debtor under, pursuant to, in furtherance of or in connection with, the Plan, including any deeds, bills of sale, or assignments executed in connection with the Plan or this Confirmation Order shall not be subject to any stamp tax, transfer tax, mortgage tax, intangible tax, recording fee, conveyance fee, document recording tax or similar tax, charge or expense, whether imposed by state or local law or otherwise. Each recorder of deeds or similar official for any county, city or governmental unit in which any instrument under the Plan is to be recorded is hereby ordered and directed to accept such instrument without requiring the payment of any such tax, fee, charge or expense.

20. References to Plan Provisions. The failure to reference or discuss any particular provision of the Plan in this Confirmation Order shall have no effect on the validity, binding effect or enforceability of such provision and such provision shall have the same validity, binding effect and enforceability as every other provision of the Plan.

21. Enforceability. Pursuant to Sections 1123(a) and 1142(a) of the Bankruptcy Code, the provisions of this Confirmation Order, the Plan and the other Plan Documents shall apply and be enforceable notwithstanding any otherwise applicable nonbankruptcy law.

22. Findings of Fact and Conclusions of Law. The findings of this Court set forth above and the conclusions of law stated herein shall constitute findings of fact and conclusions

Signed by Judge Louise DeCarl Adler February 20,2007

of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding by Bankruptcy Rule 9014. To the extent any finding of fact shall be determined to be a conclusion of law, it shall be so deemed, and vice versa.

23. Notice of Entry of Confirmation Order. Within ten Business Days after the Effective Date, Reorganized SeraCare shall, in accordance with Bankruptcy Rules 2002(f)(7), mail to all holders of Claims and Interests in the Debtor a notice of (a) the entry of this Confirmation Order, (b) the occurrence of the Effective Date, and (c) such other matters as the Debtor, Reorganized SeraCare and the Ad Hoc Committee deem appropriate. The foregoing notice shall constitute due and adequate notice of this Confirmation Order within the meaning of such Bankruptcy Rules.

24. Waiver of Stay and Lodgment of Confirmation Order. The provisions of Federal Rule of Civil Procedure 62(a) and Bankruptcy Rules 7062 and 3020(e) shall not apply to this Confirmation Order, and the Debtor and the Ad Hoc Committee are authorized to consummate the Plan at any time after entry of this Order. Lodgment of this Confirmation Order is hereby waived.

Signed by Judge Louise DeCarl Adler February 20,2007

EXHIBIT “1”

Signed by Judge Louise DeCarl Adler February 20,2007

EXHIBIT “1”

As of February 15, 2007

This agreement is among the Ad Hoc Equity Committee (“AHEC”), SeraCare Life Sciences, Inc. (“SeraCare”), Barry Plost, Robert Cresci, Ezzat Jallad, Bernard Kasten, Samuel Anderson, Nelson Teng, Thomas Lawlor, Jerry Burdick, Michael Crowley and Craig Hooson, and shall be effective upon the Effective Date of the Joint Plan of Reorganization of SeraCare and the AHEC.

1.	SeraCare shall pay the following amounts to the client escrow accounts of the following firms:

Firm	Amount
Munger Tolles	$110,000
Latham & Watkins	$110,000
Labella & McNamara	$110,000
Bird & Marella	$110,000
O’Melveny & Myers	$40,000
Mintz Levin	$20,000

Such amounts shall be payable for the attorney’s fees of such firms’ respective clients in defense of the SEC investigation and DoJ investigation and any subsequent enforcement actions (the “Government Investigations”), and for defense of the 10b5 class action if, for some reason, the pending settlement is not approved by the District Court. These deposits shall be in full settlement of all indemnification claims against SeraCare from and after the Effective Date. Any amounts not expended by a particular lawfirm shall revert, pro rata, to the other firms set forth above. Any amounts not expended by any of firms shall revert to Reorganized SeraCare.

2.	The D&O shall agree to immediately give policy releases to the D&O insurer, conditioned upon the insurer depositing not less than $4.4 million into the client funds account of Ropes & Gray LLP (the “Insurance Escrow”), and the insurer releasing all claims to those funds (including any objections to their use to pay any particular fees of the D&O or the company, and any settlements). Any costs that Ropes & Gray LLP incurs in administering such escrow (including its own lawyer time at normal rates relating to any disputes, including any litigation regarding the Insurance Escrow to which Ropes & Gray LLP becomes a party) shall be charged against the escrow, with any parties who obtain distributions paying (from such distributions) pro rata by amount; provided, however, that Ropes & Gray LLP shall not charge for maintenance of the account, for simple administration or for wire transfers of such funds. SeraCare (including any reorganized entity) and the D&O shall be the only permitted claimants to those funds.

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Signed by Judge Louise DeCarl Adler February 20,2007

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3.	SeraCare, the AHEC and the D&O shall consent to the release of the following funds from the Insurance Escrow to pay the fees and expense of counsel to the D&O, in the following amounts:

Firm	Amount
Munger Tolles	$522,000
Latham & Watkins	$300,000
Labella & McNamara	$200,000
Bird & Marella	$137,000
O’Melveny & Myers	$218,000
Mintz Levin	$25,000

These amounts shall be in full settlement of all indemnification claims against SeraCare for legal fees on or prior to the Effective Date.

4.	SeraCare shall pay $1,000,000 from the Insurance Escrow (described below) to the 10b5 Plaintiffs, in full settlement of all Class 6B claims against the Company, to which the 10b5 Plaintiffs shall agree. Such settlement shall be conditioned only on bankruptcy court approval and shall not be conditioned upon District Court approval of the pending class action settlement. The parties agree to amend the pending settlement in principle as necessary to allocate the $3 million settlement for the 10b Plaintiffs into this $1 million from SeraCare (conditioned on bankruptcy court approval) and $2 million (conditioned as otherwise provided in the current settlement). Solely as to the class claim against SeraCare, the Plan and Confirmation Order shall contain provisions binding the entire class to such settlement, with no opt-out provisions. Following such payment and the payment to O’Melveny & Myers contemplated by paragraph 3, SeraCare shall have no further claim to the Insurance Escrow; provided that if for any reason amounts of the Insurance Escrow are ultimately not expended for settlement or defense of the 10b5 action or the Government Investigations, then remaining amounts shall revert to Reorganized SeraCare. The remaining $2 million of the Insurance Escrow, shall be held with interest and paid (with such interest) to the 10b5 Plaintiffs upon District Court approval and effectiveness of the class settlement. If the $2 million is not used to fund the pending settlement with the 10b5 Plaintiffs, it (together with the interest) shall be available to pay the defense and liability costs of the D&O who are defendants in that action and any Government Investigations.

5.	Plost shall receive from SeraCare the payment proposed for his Class 3 Claims in the prior settlement between him and the AHEC. Crowley shall be paid by SeraCare $70,000 in respect of his claims for accrued and unpaid vacation time; Labella & McNamara shall be paid $89,990 in full settlement of its proof of

Signed by Judge Louise DeCarl Adler February 20,2007

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claim. Lawlor shall be paid by SeraCare his severance pay and accrued and unpaid vacation (aggregating $92,000), plus $15,000 as a settlement of disputes regarding amendments to the terms of his prior option grants, which shall remain as they were prepetition. Burdick shall be paid by SeraCare $120,000 in respect of his claims for termination of his consulting agreement. Messrs. Cresci, Teng, Anderson, Jallad and Kasten shall be paid their director fees, out-of-pocket expenses and legal expenses, not to exceed $135,000. All other claims and causes of action of the D&O against SeraCare, whether known or unknown, are released upon the Effective Date of the Joint Plan. All the D&O shall be deemed to have made the election set forth in Section 8.4.2 of the Joint Plan (except as modified by this Agreement).

6.	The parties expressly waive any rights or benefits available to them under the provisions of California Civil Code Section 1542, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE OTHER PARTY.

The parties to the releases in this Agreement shall be deemed to understand and acknowledge (and any election will confirm) that the statutory language of Section 1542 of the California Civil Code may apply to their respective releases as set forth in this Agreement, but nonetheless elect to waive any rights which they may have under said Civil Code Section. This Agreement shall be deemed executed voluntarily by the parties thereto with full knowledge of their significance and legal effect.

Signed by Judge Louise DeCarl Adler February 20,2007

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